1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 14, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,038

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,038 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI UAE Capped ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation March 13, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please clarify in the investment objectives section if the Fund tracks the investment results of the underlying index before or after fees and expenses.

Response: The Trust respectfully notes that Fund tracks the investment results of the underlying index before the fees and expenses of the Fund, and that the following statement is already included in the “Principal Investment Strategies” section of the Fund’s prospectus: “The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund.”

Comment 2: The Principal Investment Strategies section states that the Fund may invest in money market funds. Please confirm that the Fund will not need to disclose acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Response: The Fund currently does not expect to incur material amounts of acquired fund fees and expenses and will therefore not need to disclose acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Comment 3: The Principal Investment Strategies section states that the Fund may invest in futures, options and swap contracts. Please note that to the extent that the Fund will write credit default swaps, the notional value will need to be “covered” with liquid assets.

Response: While the Fund does not currently intend to write credit default swaps, but reserves the right to do so in the future, the Fund will do so in compliance with the Investment Company Act of 1940 and guidance of the SEC and its staff

Comment 4: If the Underlying Index of the Fund is concentrated, please disclose this.

Response: The Underlying Index may become concentrated from time to time. As disclosed in the Prospectus, the Fund’s investments may be concentrated in a particular industry to the extent the Underlying Index is concentrated. The Fund believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund will publish its current portfolio holdings on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries.

Comment 5: Please explain why Indian Economic Risk is listed as a principal risk for the Fund.

Response: The Trust respectfully submits that the Fund’s Principal Risk section includes Indian Economic Risk because India is a significant trading partner of the UAE.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer
Aaron Wasserman
Joel Whipple
Michael Gung